FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July, 2011
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

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Item		Number

1.	Telefónica — Spanish spectrum auction	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES
General Secretary and
Secretary to the Board of Directors
TELEFÓNICA, S.A.
TELEFÓNICA, S.A. as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following
SIGNIFICANT EVENT
In relation to the spectrum auction conducted by the spanish Ministry of Industry, Tourism and Trade that has finished today, July 29, it is hereby informed that TELEFÓNICA MÓVILES ESPAÑA, S.A.U., has submitted the best winning bid in 5 frequency blocks, which will allow the Company to have spectrum available in all bands assigned to mobile services. The total cost of the mentioned blocks amounts to 668.3 million euro and the payment will be distributed in two years (356 million euro in September 2011 and the remaining amount in the second quarter of 2012).
In particular, TELEFÓNICA MÓVILES ESPAÑA, S.A.U. has submitted the winning bid in the following spectrum blocks:
•	2x10 MHz, of national and regional coverage, on the frequency band of 800MHz.

•	2 x 5 MHz, of national and regional coverage, on the frequency band of 900MHz.

•	2 x 20 MHz of national and regional coverage, on the frequency band of 2.6 GHz.
This new frequency assignment means achieving the maximum spectrum pursuant to the current regulation, and the concession period ends on December 31, 2030.
Madrid, 29th July, 2011

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: July 29, 2011	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors

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